SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of December 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated December 12, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350 and 333-66044.

PRESS RELEASE                                       FOR IMMEDIATE PUBLICATION

                     Arbella Insurance Group selects CGI for
                          Document Management Services:

                    o Five-year contract worth US$20 million


Andover, Massachusetts, December 12, 2001 - Arbella Insurance Group (Arbella) and CGI Group, Inc. (NYSE: GIB; TSE: GIB.A) (CGI) today announced the signing of a five-year contract valued at US $20 million, whereby CGI will supply full Document Management Services to the New England P&C insurance carrier. In outsourcing document management services, Arbella will realize cost savings, improve client services, and gain access to enhanced technology.

CGI will serve Arbella from its USA state-of-the-art Document Management Services operation in Andover, Massachusetts. This facility produces over eight million documents per month for CGI's clients and their customers. Monthly, CGI will print for Arbella some 2 to 2.5 million images in addition to mailing approximately 400,000 to 500,000 policies and billing-related forms. CGI will implement a host of various software and hardware products to manage, simplify, and streamline Arbella's print and distribution workflow.

"Over the last few years of working with CGI, we have gained confidence in their ability to provide excellent service at a cost-effective price," said Will Shelton, president of Arbella Service Company and COO of the Arbella Group. "Technology is at the center of our future. Part of our formula for success is to partner with excellent service providers like CGI who can enhance our infrastructure and provide superior client service."

As part of CGI's Business Process Services offering, the company manages ten document service centers across North America, which combines to print over 1 billion images and distribute over 65 million documents annually. For more than 15 years, CGI has provided its clients in the financial, telecommunications, manufacturing, government, healthcare, and public utilities sectors with a variety of business document production, distribution, and on-line services.

Joseph Saliba, president of CGI's Business Process Services division added, "We are very pleased with our continued partnership with Arbella. Our recently upgraded Andover facility was built in response to client demand for more value-added document management services to enhance their creation, access, and distribution capabilities. CGI's experience in the insurance sector allows us to develop, maintain, and tailor-make our offering in creating solutions - such as the agent mail service - to meet our client's specific business needs."

About Arbella Insurance Group

Arbella was founded in 1988 as a Massachusetts-only auto and homeowners insurance company. During the past thirteen years, Arbella has grown into a group of companies committed to providing the highest quality insurance products and services for southern New England. Currently, Arbella is the largest writer of commercial auto insurance in Massachusetts, and the second largest writer of private passenger auto insurance. This year, total premiums for the Arbella Group will exceed $600 million dollars.

About CGI

Founded in 1976, CGI is the fourth-largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion), with an order backlog currently totalling US$6 billion (CDN$9.3 billion). Occupying more than 60 offices in more than 20 countries, CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are also included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group, Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include, and are not restricted to, the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC; the Company's Annual Information Form filed with the Canadian securities commissions; on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal; and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                      -30-


         For more information:

         CGI:
         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-1911


         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                              (Registrant)


Date:    December 12, 2001                By /s/     Paule Dore
                                             Name:   Paule Dore
                                             Title:  Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary